Exhibit 3.1

Section 1.    PLACE. All meetings of shareholders shall be held at the principal executive office of the Trust or at such other place within the United States as shall be stated in the notice of the meeting. In determining the location of any meeting of shareholders, the Board of Trustees may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication.  If a meeting is held solely by means of remote communication, the Trust shall implement reasonable measures (a) to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a shareholder or proxy holder and (b) to provide the shareholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings.